Filed by: Fifth Third Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Comerica Incorporated

(Commission File No.: 001-10706)

Date: October 17, 2025

The following transcript of the conference call by Fifth Third Bancorp was made available on October 17, 2025:

Operator

Thank you for standing by, and welcome to the Fifth Third Bancorp’s Third Quarter 2025 Earnings Conference Call. [Operator Instructions] I’d now like to turn the call over to Matt Curoe, Senior Director of Investor Relations. You may begin.

Matt Curoe

Senior Director of Investor Relations

Good morning, everyone. Welcome to Fifth Third’s Third Quarter 2025 Earnings Call. This morning, our Chairman, CEO and President, Tim Spence; and CFO, Bryan Preston will provide an overview of our third quarter results and outlook. Our Chief Credit Officer, Greg Schroeck, has also joined for the Q&A portion of the call.

Please review the cautionary statements in our materials, which can be found in our earnings release and presentation. These materials contain information regarding the use of non-GAAP measures and reconciliations to the GAAP results as well as forward-looking statements about Fifth Third’s performance. These statements speak only as of October 17, 2025, and Fifth Third undertakes no obligation to update them. Following prepared remarks by Tim and Bryan, we will open up the call for questions. With that, let me turn it over to Tim.

Timothy N. Spence

Chairman, CEO & President

[…]

As you are aware, last week, we announced the merger of Fifth Third and Comerica. Our M&A framework has been consistent. First, that M&A is not a strategy unto itself, but rather a means to achieve stated strategic objectives. Second, that the cash earn back, IRR and NPV of synergies must be superior to organic alternatives to justify higher execution risk. And third, that the outcome must be a company that is better and not just bigger. We believe this is one of those rare combinations that satisfies all 3 criteria.

Fifth Third’s stand-alone momentum in the revenue and expense synergies from Comerica should produce a well-diversified, even more profitable company with even better long-term growth.

[…]

On Direct Express, our merger with Comerica should simplify the transition for its 3.4 million program participants. We also anticipate additional growth opportunities stemming from the President’s executive order, mandating the transition to electronic payments for all federal disbursements.

Lastly, we continue to deploy technology and lean manufacturing principles to produce savings and boost scalability. From our peak staffing level in early 2019, total headcount at Fifth Third is down 8%, while adjusted revenues are up 20%. The investments we’ve made will help us to efficiently scale the business and achieve our synergy targets as we integrate Comerica.

Before Bryan provides further detail on our outlook, I’d like to revisit the commitments we made at the beginning of the year, to deliver record NII regardless of the rate environment. and to produce 150 to 200 basis points of positive operating leverage for the full year. We will deliver both. Looking to 2026 and beyond, there is so much to be excited about at Fifth Third. Among these, the tailwind from our investments in the Southeast, along with 60 additional branches to be opened next year, the sustained excellence of our J.D. Power award-winning digital experience and differentiated payments products, incredible new colleagues, geographies and capabilities at Comerica becoming part of our company.

I’m grateful to all of the people whose hard work has put us in a position to take these steps. To the colleagues of both Fifth Third and Comerica, who will work so hard in the coming months to make our partnership a success and in particular, to our clients who entrust us with their well-being.

With that, Bryan will provide more detail on the quarter and our outlook for the fourth quarter.

Bryan D. Preston

Executive VP & CFO

[…]

Moving to credit. Fourth quarter net charge-offs are expected to be around 40 basis points. Finally, turning to capital. We will be pausing share repurchases until the close of the Comerica acquisition, which is currently expected around the end of the first quarter of 2026.

In summary, we expect to maintain our momentum as we end the year and achieved record NII, positive operating leverage and strong returns in an uncertain environment, all while continuing to invest for the long term.

With that, let me turn it over to Matt to open up the call for Q&A.

Matt Curoe

Senior Director of Investor Relations

Thanks, Bryan. Before we start Q&A, given the time we have this morning, we ask that you limit yourself to 1 question and 1 follow- up and then return to the queue if you have additional questions. Operator, please open the call for Q&A.

Question and Answer

Operator

[Operator Instructions] Your first question today comes from the line of Gerard Cassidy from RBC Capital Markets.

Gerard Sean Cassidy

RBC Capital Markets, Research Division

Tim, can you give us some further updates or color on the Comerica transaction in terms of how it’s been received internally at Comerica and maybe by their customers? They’re going to be obviously part of Fifth Third in a short while. And then second, as part of that, how the process is going with the regulators we’re seeing an incredibly expedited timeline on deals that have been announced before your deal being approved in less than 6 months?

Timothy N. Spence

Chairman, CEO & President

Yes. Happy to do that, Gerard. And I think in general, it’s just been, I think, positive all the way across the board. So just to start with the regulators first, I think we’re making good progress on the regulatory filings. We expect to have them complete by the end of the month. And then for you, the S-4 should be filed shortly after we get the Q out. I think the control or the currency’s public commentary actually was attached to a new charter approval recently, but about accelerating the review of both new charter applications and merger applications is clearly a very positive development and consistent with what we’re seeing in other deals.

And all the early engagement that we have done with the regulators has been constructive. So I feel very good about the time line that we laid out and that Bryan just reiterated. I think the feedback from employees and communities has been really positive on both sides of Fifth Third and Comerica. I think the #1 question that we’re getting is what the name of the Detroit Tiger stadium is going to be at the end of all this. It’s a pretty good sign about what we’re dealing with. So — and I think what has run through to folks of this idea that we’re going to be able to accomplish things together that neither company was going to be able to do on their own.

There was one of the other CEOs on another call talked a little bit about their philosophy on M&A and what they were interested in and not. I actually think what he said, if I were to abstract a little bit, is really true. Like if you’re going to do a deal and you want it to be successful at ISR has to be strength paring strength or strength pairing opportunity. You can’t have places where both companies are weak, be credit cold as a deal outcome and the beauty of what we’re doing with Comerica is the things you need to believe are either strength, strength or strength, opportunity, right?

We’re great at retail deposit gathering and are already primarily retail deposit funded. So we’re going to be able to do a lot there. They have a fabulous granular middle-market loan franchise. We priced more granularity in our commercial business. There’s going to be a really nice complement there. We’re both strong in different ways in the payments business and wealth management. So there’s a strength, strength match. I just think there’s a lot positive there. And I think what we are going to try to do, either later this quarter as we turn the beginning of the year is to just provide a little bit more insight to investors on the synergies.

We are feeling very good about our ability to get the outcomes. When you look at the synergies as a percentage of Fifth Third and Comerica combined, which is really the right way to look about it — look at it because that’s the way that we’ll be approaching this exercise. They’re quite manageable. And I think well defined but just in general, the reception has been — it’s — the teams on both sides were small because of the focused diligence effort, so that the first announcement Monday morning was, wow, followed by, I think, in general, a lot of excitement about what we’re going to be able to get done together.

Gerard Sean Cassidy

RBC Capital Markets, Research Division

Great. I appreciate that. And as a follow-up, as you said in your opening comments, the great banks distinguish themselves on how they navigate uncertain environments. And this week has certainly been very uncertain for many of the regional banks, including your own, because of the concerns about this NDFI lending and the contagion risk. And I frame that with, if you go back to the 1980s and look at what happened in the price of oil in Texas dropping below $10 a barrel that led to the contagion risk of commercial real estate blowing up.

In the NDFI portfolio you have, and I know you have the Tricolor issue, but is there a contagion risk in there? And can you just share maybe your thoughts on what’s going on with that portfolio and how the market is reacting to it?

[…]

Greg Schroeck

Executive VP & Chief Credit Officer of Fifth Third Bank, National Association

[…]

[…]

I’ll also add, as part of the Comerica, Gerard, you mentioned Comerica, but part of that review — during our due diligence, we also reviewed Comerica’s NDFI portfolio. of Comerica’s NDFI portfolio is concentrated in low-risk subscription facilities, which complements our disciplined approach to client selection and portfolio diversification. Post close, our combined NDFI balances will be 7%, so down from our Fifth Third overall 8%. So we feel really good about the ongoing diversification and overall asset quality of the remaining portfolio.

[…]

Ebrahim Huseini Poonawala

BofA Securities, Research Division

That’s helpful. And I guess just a separate question. I think back to Comerica. I think if you don’t mind spending some time around — and you talked about this when you announced the deal, just the optionality that Comerica provides. So you’ve talked about opening the branches in Texas, but Comerica also had a big technology, life science practice and Fifth Third through Newline has been leaning in there. Just either it’s that or either it’s double-clicking on the existing footprint and deepening relationships, which may have kind of sidelined a bit over the last decade. What’s that potential to unlock and accelerate growth for the combined entity as we look out a year from now?

Timothy N. Spence

Chairman, CEO & President

Yes. Thanks for asking on that one. You know like one of my fundamental beliefs is if you don’t want to grow by sacrificing pricing or risk discipline, you have to attach yourself to segments of the economy that have a secular tailwind and the innovation economy is the most profound secular tailwind on the business side of our business in the U.S. So I am quite excited about the potential on Tech and Life Sciences. Historically, the OCC looked at that business a little bit differently than other people did, but I think the early signals coming out of the OCC are that they want national banks be able to compete in all markets.

And I am optimistic that we’re going to be able to do some interesting things there. Michigan is about creating — finishing off the play in terms of the fortress position in the Midwest. Texas for us is going to be about investment. I think we can continue to add a lot more middle-market bankers. And clearly, the branches are there. California really will be a more business-focused strategy and between Newline, which is a unique asset. And the fact that a lot of the early folks at SVB actually were from a predecessor to Comerica in 1991. We have the credibility having been in that market.

Like there’s a really interesting thing to be done there because post SVB, to your point, you have First Citizen’s still active, you have JPMorgan active. You have a couple of investment banks active that really are leading on the M&A advisory and capital raising front. And then you have foreign banks. And a fragmented market like that will be — is good hunting for people like us. The thing that’s probably important to remember with Comerica is I think they’re running a 4:1 deposit-to-loan ratio 3:1, 4:1 deposit-to-loan ratio in that market. So one of the things we may do very early on is just focus on the ways in which we can leverage Newline to drive even more deposits into the platform as well.

Operator

Our next question comes from the line of Scott Siefers from Piper Sandler.

Robert Scott Siefers

Piper Sandler & Co., Research Division

Tim, so I mean, based on all you’ve said, I don’t get the impression that there’s any change or impact to your de novo expansion plans while you go through the Comerica transaction. But I was just hoping you could spend a moment discussing sort of how you balance the planned organic expansion with the large integration, just to make sure nothing sort of slips through the cracks.

Timothy N. Spence

Chairman, CEO & President

Yes. No, that’s great. So I think you probably have to think about it in two ways. One is just what resources the two sort of separate growth areas of focus draw on. So the de novos are in the Southeast footprint. There is going to be — there are some really wonderful Comerica bankers in the Southeast, but they don’t have a branch presence. So we’re not going to have disruption in those markets.

So the regional leaders, who have to be on top of driving the daily, weekly, monthly activity in the Southeast, are not going to be disruptive. That’s the first thing.

Secondarily, the people inside the bank who find the locations, who build the locations and who run the locations are three different groups. So 85%, as Bryan said, of the locations have been found, meaning that group has the capacity to be able to be looking for locations in Texas. And if you just do the math on the 40 we will have built in the second half of this year, the 60 we just said we’re going to build next year, by the time we’re at a point where we’ve got sites and permits pulled, the people who build the locations are going to be freed up from the Southeast to be able to shift their focus onto the acceleration of the openings in Texas.

And lastly, because of the scale we have in the Southeast, the draw on human capital and the need to drive recruiting and otherwise to be able to support the new branches is substantially lower because the majority of the folks we put into the de novos are people who have trained up and come through our other retail financial centers. And therefore, the Southeast is sort of on the flywheel of being able to feed itself. So there really is not an overlap in terms of the critical resources to be able to do those two things.

I think the second thing that’s really important as we’ve talked a lot about the focus on modularity in the way that we drive the retail expansion, that has been the point I’m trying to make, whenever I say we haven’t built 100 branches. We build 1 branch 100 times. It’s a consistent site selection model. It’s a consistent retail format, meaning there’s no need for additional engineering resources or otherwise. We have experience at this point with essentially every zoning jurisdiction and set up that you would want to experience in the zoning rules in general in Texas are much easier than they are in the Southeast and certainly than the Midwest.

So it’s not like we’re going to have to learn on the fly here. We just have to find the locations, and we have the people to do that. And we’ve got to build the same thing we’ve been building, and we know how to do that, obviously. And then the focus really is going to be on making sure that as we do the conversion in Texas, the initial experience that Comerica’s existing retail clients have is really, really strong. And then that we are doing the recruiting that we need to do to be able to support the larger base.

Lastly, it’s probably worth noting, and I think we were building a fair number of de novos in ‘19 when we did the MB conversion. We didn’t have any problem juggling both of those either.

Robert Scott Siefers

Piper Sandler & Co., Research Division

Okay. Perfect. And then with regard to Direct Express, you noted that the merger should simplify the transition for the customers. I imagine it really eases things for you all as well. I know there was already a sense of urgency to get the balances moved before the merger was announced, but I was hoping you could just sort of spend a moment, at least at a top level on how — I presume it’s all still going to switch to Fifth Third’s rails. How — what are the sort of the plans for that to take place?

Timothy N. Spence

Chairman, CEO & President

Yes. So the transition schedule that we talked about when we announced the Direct Express win that commencing Fifth Third as the administrative agent for new program enrollees in the beginning of the first quarter and then starting the conversion process at the end of the second quarter is still progressing as planned and I feel good about all that. The dynamic here that’s most important is that we were going to have to issue out of our own bins or buy Comerica’s bins in order to be able to make the card numbers work, right? And when the deal closes, again, provided that it closes as we expect it to and in advance of when we were planning the back-end conversions, the factors that would have driven new card issuance would have been the need to use a different bid range.

So we — Kurt and I had actually talked about Fifth Third buying the bins from Comerica prior to commencing the discussion on the merger itself. We were looking at the possibility of being able to simplify that aspect for the program participants. And clearly, we get the deal closed, the bins or ours, and we’ll be able to continue to issue out of them and maintain existing cards.

Operator

Your next question comes from the line of Manan Gosalia from Morgan Stanley.

Manan Gosalia

Morgan Stanley, Research Division

You touched on Direct Express right now. I was wondering if you could talk about just opportunity there on the income statement and the contribution there. I think on the CMA deck, you adjusted for about $110 million in NII. But can you touch on what the full opportunity is there? And how do you expect that to grow, the fee contribution that you expect maybe the expense add on there? Any additional color there would be helpful.

Bryan D. Preston

Executive VP & CFO

Yes, happy to talk, Manan. The big question when we announced the program was really the win of the program was about the timing of when we would see the balance transitions over and that was one of the reasons why we said we’d provide more information in the fourth quarter. Obviously, the Comerica transaction provides a lot more certainty around how the balances will hit the third balance sheet. On average, it’s about $3.5 billion of DDA that will obviously provide a lot of funding benefits associated with our balance sheet.

From a fee perspective, the way to think about it is there’s probably a 15% to 20% type margin on the fees relative to the expense load. And you’re probably looking at something that is in the range of $100 million to $110 million type expense level that’s primarily related to the processing costs and the fees, there’s a gross up on the fees associated with the interchange that comes through. We do have some revenue share with our processing partners. That’s why there will be a fairly direct link on that. And then the growth for us is primarily going to be related to transaction activity in the future as well as growth in the programs.

And we are excited about the potential for incremental growth in the program due to the executive order trying to limit more — to limit the amount of paper checks that are issued, and this is the government’s program for electronic disbursements. So we do believe there’s even more upside in the program over time. as the government continues to try to find efficiencies in its disbursement processes.

[…]

Operator

Your next question comes from the line of Ken Usdin from Autonomous Research.

Kenneth Michael Usdin

Bernstein Autonomous LLP

I was wondering if you can talk a little bit about the NII trajectory and the helpers that you have. Can you just give us an update about the fixed rate repricing that you have and what you’re seeing now given the change in the curve in terms of the benefits and how long out you have line of sight on to that?

Bryan D. Preston

Executive VP & CFO

Yes. Thanks, Ken. Great question. We continue to feel good about fixed rate asset repricing. That’s something that was a contributor this quarter as well as for most of the year. We have seen a decent compression in the yield curve this quarter. In particular, 2- to 3- year point in the curve has come down about 40 basis points since we talked with you as part of July earnings. And that obviously has a decent impact on the indirect auto business, which has been a big driver of our fixed rate asset repricing. We’re still seeing $4 billion to $5 billion a quarter of fixed rate assets that repricing and it’s in — we’re picking up now around 100 basis points, and we expect that 100 basis points to persist basically through the end of the year — end of this year and into mid to late next year.

So we do feel good about the trajectory that we’re seeing there, even with some of the compression that we’ve seen from a curve perspective. And then honestly, for 2026, when you think about NII trajectory, the Comerica transaction just has such a meaningful impact on the overall balance sheet positioning. And as we’ve talked as part of that announcement, fairly decent pickup from a profitability perspective. And the NII is going to be a good component of that as we work ahead on bringing our diverse funding capabilities to that platform. as well as positioning the balance sheet for — and using our fixed rate loan origination platforms to position the balance sheet for better long-term performance.

And so we feel very good about the trajectory that we’re on. We are heading into next year intentionally running a little bit heavier on cash and a little bit more balance on from a deposit perspective because we do want to be in a position to take care of some of the funding things that they have had to do as they have managed through this environment the last couple of years. And so you are going to see us a little bit more balance on from a retail perspective. We’ve always been very focused on keeping our retail contribution to be the primary funder of our balance sheet. And that’s something that we’ll want to continue to do as we bring the Comerica balance sheet on board.

Kenneth Michael Usdin

Bernstein Autonomous LLP

Yes. Great. And that was actually dovetail to my follow-up, which was just — it’s been great to see the noninterest-bearing growth over the last couple of quarters and still a little increase in the IBD costs. So to that point you just made, and given that we’re on the next leg down of the rate cycle, what does that put us into context in terms of what you’re expecting to see in terms of deposit betas on the IBD side?

Bryan D. Preston

Executive VP & CFO

Yes. For the next — I would tell you for the next couple of quarters, the fourth quarter and into the first quarter, we’re going to be a little less aggressive than we have been. We delivered a low 60s beta on the first 100 basis points of cuts prior to the Comerica transaction. I had high confidence that we were going to be able to deliver kind of mid-40s to low 50s beta, which would have kept us in a good position. But given the point of trying to stay balanced on from a retail perspective because we want to work ahead and be in a position to deal with some high-cost funding that’s on their balance sheet. That will be a very accretive transaction for us in 2026 when we utilize the optionality that our funding position will give us next year to deal with some issues on the combined balance sheet.

We’re going to run a little bit lower on our betas from here. So I would expect that for the fourth quarter and the first quarter for our betas to be in the more like the 30% range. And so that’s a little bit of the rationale when we talk about kind of a stable to up 1% NII forecast for the fourth quarter is taking that into context.

Operator

Your next question comes from the line of Chris McGratty from KBW.

Unknown Analyst

Sean Cohan, actually on for Chris McGratty. Question just on the expense growth expectations. You touched on near-term expense growth elevating as you continue to invest in the branch expansion. But just longer term, how should we think about operating leverage from here? And maybe more specifically, how you think about organic expense growth in terms of balancing places that require continued investment, such as payments as well as the branch expansion, obviously, in Texas as well as Southeast versus kind of like the synergies and the offsets from both the merger as well as prior AI expense?

Timothy N. Spence

Chairman, CEO & President

A lot of good questions embedded in there. So a couple of things. One, the branch expense is seasonal for us. So we — I think we said we were going to get about 50 branches opened this year. So 40 of the 50 happen in the second half of the year. That’s part of the reason that you see the ramp in the fourth quarter as half of the branches in total get opened in the fourth quarter alone. And that’s actually an improvement for us. It used to be 85% or 90% of the branches got opened in the fourth quarter. So I wouldn’t read too much into the fourth quarter as a point of extrapolation into the future. We do believe we have the ability to continue to drive operating leverage out of the company. It’s been convenience that others have offered 2027 as a medium term guidance range because that corresponds with the numbers that we provided for the combination of Fifth Third and Comerica.

And the outlook there was 19% ROTCE or better and getting down to the low to mid-50s, it call it, 53% in terms of the efficiency ratio, and we trended 54% this quarter, the guide implies 54% for next quarter. So there is continued operating leverage in order to get there. And that’s inclusive of the sorts of investments we’re making in the business. I mean we bought a payment software company in this past quarter that feathered into the run rate. I think what’s worked for us here has been this belief that we need to fund something on the order of half of everything that we want to invest back into the business. through finding other savings opportunities.

That’s principally been automation, leveraging technology to drive people costs down and to improve scalability. And those investments are going to be super helpful, as I mentioned in my prepared remarks as we integrate Comerica. But it’s allowed us to just look at it over 5 years. I mean I think we’ve bought now five fintech companies during that period in time. We built more branches than anybody other than JPMorgan during that period of time. We’ve been growing the sales force by 5% to 10% across the regional footprint during that period of time, making big investments in tech platforms and otherwise. And despite all that, we’ve had, I think, something that’s on the order of the lowest cumulative expense growth across our peer group.

So we are going to continue to invest in the company. I’m super excited, as I’ve said, about the opportunities to invest into places white Texas and scaling the verticals like National Dealer Services and pairing that with the auto business, in tech and life sciences, like Ebrahim asked earlier. But we also expect ourselves to have to pay as we go in addition to asking investors to back in. And that’s why you get the operating leverage at the end of the day.

Operator

Your next question comes from the line of Mike Mayo from Wells Fargo Securities.

Michael Lawrence Mayo

Wells Fargo Securities, LLC, Research Division

I have kind of one negative question, one positive question. So the negative question, if you could just double click on the Tricolor category. So I think it was 9% of your total NDFI. Just elaborate more on what’s contained in that category. And the positive question is you talked about the team that will be in charge of the integration of Comerica. You have Jamie. We also don’t — I haven’t heard you talk about Darren Keeney either. I almost forget that he’s there, you’re keeping him like lock the deposit somewhere, but you have a lot of talent at the top of the house. I’d like to hear how they’ll be deployed for the integration, but first, more elaboration on the Tricolor category.

Timothy N. Spence

Chairman, CEO & President

Yes, I would go to say we’ll start there because now I’m going to go get Darren out of his office and demonstrate that he is free to move around the building. Go ahead, Greg.

Greg Schroeck

Executive VP & Chief Credit Officer of Fifth Third Bank, National Association

So Mike, it’s primarily consumer asset classes, so consumer auto, consumer finance companies is the majority of that 9%. And there’s a reason why it’s our lowest category from a concentration standpoint as we’re watching that consumer very, very closely, clearly impacted with higher interest rates, unemployment, inflation, et cetera. But that’s primarily what makes up that category.

Timothy N. Spence

Chairman, CEO & President

Yes. And it’s dominated by relationships with the largest players, long tenure in their categories. But having been through all these names myself, as I mentioned at Barclays, I’m confident that Tricor’s unfortunately, is unique there in terms of being present relative to the discipline that exists in the rest of that book. On — yes. I think we have an excellent team. And I think Comerica is bringing really excellent executives to the table in terms of what we’re doing here. So the integration of Advisory Council is jointly staffed Jamie is on point from Fifth Third, Megan Burkhart from Comerica, their Chief Administrative Officer from Comerica, folks like Darren and Pete Saftek from Comerica, the IT leaders, folks from operations and otherwise all involved here.

Darren, it is focused — Darren’s worked very closely with Peter in thinking through how we integrate the middle-market bankers, Darren’s responsibility here as regional banking. So Darren’s head wealth management, middle market and business banking, Peter will take on wealth management, Darren is taking on the expanded middle market business banking side of the equation. They have been working through key roles, taking opportunities where we’re allowed to do so to meet people and to make sure that everybody knows that if you talk to customers, you’re in good shape in terms of being able to look forward to a broader quality product set and more capacity to invest in growth.

The other thing I’d tell you, I’m really optimistic about is we have a really outstanding IT organization. The IT group here has essentially entirely been reconstituted since 2018 or 2019. It is led by people who were Fortune 150 CIOs, people who founded businesses that ended up being taken out by major players in information security and people who have actual engineering background. So they’re not vendor managers or IT maintenance people. They’re people who understand architecture and software engineering and otherwise, that’s been a big part of the success[. Indiscernible] our CIO is the 1 that’s led the value streams work over the course of the past several years inside the company that has helped to drive all the savings.

So there’s a really good bench of people around the table here to ensure that we retain what is great about both companies and execute a seamless conversion and get the costs out as we need to.

Michael Lawrence Mayo

Wells Fargo Securities, LLC, Research Division

And now that the dust has settled a little bit, one challenge that you think you’re really going to have to gear up for that you — it’s more in your face and you may be underappreciated or are you just like, hey, this is — we’re going to have to do this right and one positive that you said, “Hey, this might be better than we thought.”

Timothy N. Spence

Chairman, CEO & President

Yes. I think the challenge is, we’re set — Comerica had a public consent order attached to the trust business and specifically a conversion they did there. I would tell you that’s I don’t perceive that to be like a challenge in the sense that I’m worried about being able to get it done, but it’s clearly priority 1 is ensuring that we have the trust business on stable footing, as part of getting this conversion done because we like the businesses that they’re in. I think they’re quite complementary to the segment of the market that we serve in our custody business. But we got to get that work done expeditiously and well. So that remains a big point number one.

I think the thing that I’m probably most optimistic about is the — we have a lot of former Coamericans here. They have a lot of former Fifth Third there. They seem to have done well in both places. I can speak to the former Comericans that are here. They’ve been big parts of the way that we’ve driven the growth in the expansion markets. They have leadership roles here in payments and have led businesses like business banking, corporate social responsibility. Otherwise, like so I’m most excited about our ability to unlock the

Comerica bankers now that we can provide a broader funding base, and there isn’t competition from an investment perspective on needing to invest in sort of LFI level control environment. That is the thing that — the more I talk to folks, the more you see, wow, there are a lot of good ideas here. There are places where we have the ability to grow that they just — there was an inherent limit because they were trying to balance more priorities than we’ll need to balance as a combined company.

[…]

Operator

Our next question comes from the line of Peter Winter from D.A. Davidson.

[…]

Peter J. Winter

D.A. Davidson & Co., Research Division

Got it. And then just a quick follow-up. With the Comerica deal, you’ll have roughly $290 billion in assets and become a category 3 bank. Does that happen when the deal closes? Or is it kind of a 4-quarter average before you become category 3? And does that involve entail additional expenses and maybe risk management controls?

Timothy N. Spence

Chairman, CEO & President

Yes. We — so at the end of last year, we’ve actually been going through our process for some time in terms of preparing for Category II readiness. This is something that we actually kicked off back in when we were in the process of March Madness associated with First Republic of making sure that we really understood what that path looks like. And at the end of last year, we actually hired a third party to come in and do a CAT readiness assessment for us and to help us build out the compliance work plan as we were going to head down either or an organic path or for some reason the transaction were to occur that rate. So we have a good sense of what that path looks like and the costs associated with it.

Clearly, there’s certain things we will have to do some investments in terms of enhancing some reporting capabilities, things like 2052a, the frequency of reporting and the time turnaround of that reporting accelerates from T+10 reporting to T plus 2. There’s some new credit reporting that we’ll have to do. But all of those things are known and very manageable. What’s interesting about this process is that there are a number of different CAT II requirements, and they’re actually all discussed with regulators and agreed to the conversion and compliance time line has agreed with regulators on a line item by line item perspective on the individual requirements. 205A reporting being 1 of the first.

So those are all things that we’re working through right now, all contemplated in the financial numbers that we’ve provided. And from a cost perspective will be manageable for us.

Operator

Your next question comes from the line of Erika Najarian from UBS.

Erika Najarian

UBS Investment Bank, Research Division

So just wanted to make sure that we’re taking away the right message from a funding strategy perspective. Tim, it really struck me when you did the Comerica announcement conference call that you said that it was funding that was really preventing them from fully realizing their growth potential. And then Bryan noted a 30% deposit beta from here. As we think about the go forward, both from a stand-alone company and together, should we now think, okay, the priority has to be retaining the funding, and that’s more of a priority growth in deposits and retention of deposits is a bigger priority over price and by the way, that’s okay because the power of the combined NII from both the bigger balance sheet and the purchase accounting will supersede sort of the lower reprice?

Timothy N. Spence

Chairman, CEO & President

Yes, great question. No, I think I would say that the priority here is replacing the funding and then supporting the right level of growth beyond that. We have run at a loan-to-deposit ratio that’s a little below where we need to be, so that we are in good shape in terms of being able to provide some excess funding but I talked a lot about the fact that we price a 60-40, like living inside a 60-40 mix. We like balance. We like diversification. And that’s going to mean that we have to grow retail deposits at a rate that will allow us to essentially remix out of some higher-cost corporate cash and other funding sources, deposits and otherwise over time that are on Comerica’s balance sheet and into a more retail heavy mix.

The good news is we have like what I would argue is the best retail deposit engine in the retail bank sector and the tailwind of all these branches in the Southeast, plus what we’re going to be able to do just leveraging Comerica’s existing branches, where they haven’t done any consumer deposit marketing, as I understand it, for over a decade, okay? And we bring in the analytic engine and a J.D. Power award-winning product set that will hit those branches day 1 and make them more productive, plus then the network benefit that you get out of the build-out in Texas. That really is meant to provide a catalyst where retail deposit growth exceeds the overall balance sheet growth and allows us to drive a remixing.

Bryan D. Preston

Executive VP & CFO

Yes, Erika, I’ll I would think about it for you guys in 2 horizons. One which is — where do we want to be at close of the transaction because we know things always come up around close. For example, we have shared customers in the commercial portfolio. And they have a lot of times customers pick 2 different banks because they want diversification. So we know that there could be a little bit of outflow around that. So we want to make sure that we have a good source of liquidity and optionality to deal with unexpected things that occur but also to help manage through the funding cost of the company.

From a longer-term perspective, I would tell you that the total funding cost the combined company will be better going forward than the 2 individual companies. And you can look at things as simple as our cost of interest-bearing liabilities versus their cost of interest- bearing liabilities, we are 50, 60 basis points better in total on them, and it’s back to the mix of our deposits. So yes, we’re going to lean a little bit more on retail right now because we also know that we are able to manage to very strong and profitable long-term retail deposit costs. We just want to be in a good position from a short-term perspective to make sure that we’re ready to navigate, obviously, an uncertain environment and from an economic perspective, between the end of the year and close at the beginning of next year and to make sure that we’re positioned for anything unexpected that could come up as part of the close.

Erika Najarian

UBS Investment Bank, Research Division

And my second question, and I realize we’re moving — you were closer to 10:15. This is for you, Tim, and maybe if Jamie is also in the room since he’s head of integration. So clearly, the financial benefits are obvious you talked very passionately about the cultural and strategic fit. We have seen in the past some of the larger deals that have been announced previously been hampered by sort of poor back-end execution, right, in terms of how they approached the tech integration. And we haven’t talked much about that, Tim. And Jamie, I’m just wondering if you could maybe give us a sense of your approach for the back end and tech integration and how you would prevent that in terms of prevent like slippage in terms of expenses or delay in expense synergies and all of that, that have hampered peers?

Timothy N. Spence

Chairman, CEO & President

Yes, great question. You’re going to have to make do with me because Jamie is so focused on the back end conversion that he’s off working with the teams, but he will be at BAB Erika. So I would encourage you to ask the same question then and you’ll get the benefit of his answer. The conversion is the moment of truth because it’s the first thing that you do that has a very material impact on customers if you get it wrong, right? And the work that has to be done on making sure that the receiving environment is clean and that you’re not making any changes so that there aren’t any unanticipated hiccups doing the data mapping, so that you are able to ensure that what you convert populates correctly and then managing the customer experience.

I mean, simple things like so many customers use biometrics today to log in and not everybody knows their password. And that’s a by-product when you ask them to download a new app and tell them their user name and password ported over, you run into issues. So there is an incredible amount of detailed work that has to get done just on the mapping and the communication and then the preconversion actions that you can take to ensure that the conversions themselves go smoothly. Coupled then with I think, having the right level of staffing on hand, whether it’s in the branches and the call centers or otherwise. So that you don’t have a situation where something unanticipated comes up. like maybe a customer’s mobile phone number is out of date and when they go in to change it, it locks them out of using Zelle for 2 weeks or something like that.

Those are the sorts of things that you have to be in front of to make sure the conversions go well. The one thing that I will tell you is maybe different here than some of the other larger deals where there have been issues is there is no debate about which technology platforms we’re going to use. So the — there is not going to be a scenario where we go through and try to pick the best of both companies and then reintegrate them. The Comerica customers and business are going to move from the Comerica platform to Fifth Third with the exception of the National Dealer Services business, where we don’t have a platform. It’s the reason we had to get out of the business 5 years ago. We have always liked it. We just — we didn’t have the scale to be able to support the platforms.

So we know our environment and should be in a substantially better position because we’re not doing systems integration and conversion on top of one another. It’s just a conversion exercise. And they don’t have — there’s not a single platform they have that we haven’t converted before in terms of the key platforms. And in many cases, they’re on the same platforms that we are.

FORWARD-LOOKING STATEMENTS

This communication contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “achieve,” “anticipate,” “assume,” “believe,” “could,” “deliver,” “drive,” “enhance,” “estimate,” “expect,” “focus,” “future,” “goal,” “grow,” “guidance,” “intend,” “may,” “might,” “plan,” “position,” “potential,” “predict,” “project,” “opportunity,” “outlook,” “should,” “strategy,” “target,” “trajectory,” “trend,” “will,” “would,” and other similar words and expressions or the negative of such terms or other comparable terminology. Forward-looking statements include, but are not limited to, statements about our business strategy, goals and objectives, projected financial and operating results, including outlook for future growth, and future common share dividends, common share repurchases and other uses of capital. These statements are not historical facts, but instead represent our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of our control.

Comerica Incorporated’s (“Comerica”) and Fifth Third Bancorp’s (“Fifth Third”) actual results and financial condition may differ materially from those indicated in these forward-looking statements. Important factors that could cause Comerica’s and Fifth Third’s actual results, financial condition and predictions to differ materially from those indicated in such forward-looking statements include, in addition to those set forth in our and Fifth Third’s filings with the U.S. Securities and Exchange Commission (the “SEC”): (1) the risk that the cost savings and synergies from the merger of Comerica with Fifth Third (the “Transaction”) may not be fully realized or may take longer than anticipated to be realized; (2) the failure of the closing conditions in the merger agreement between Comerica and Fifth Third providing for the Transaction to be satisfied, or any unexpected delay in closing the Transaction or the occurrence of any event, change or other circumstances, including the impact and timing of any government shutdown, that could delay the Transaction or could give rise to the termination of the merger agreement; (3) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Comerica, Fifth Third or the combined company; (4) the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction); (5) the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Comerica and Fifth Third operate; (6) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; (7) the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive merger agreement on the ability of Comerica or Fifth Third to operate its business outside the ordinary course during the pendency of the Transaction; (8) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed Transaction; (9) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (10) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (11) reputational risk and potential adverse reactions of Comerica or Fifth Third customers, employees, vendors, contractors or other business partners, including those resulting from the announcement or completion of the Transaction; (12) the dilution caused by Fifth Third’s issuance of additional shares of its common stock in connection with the Transaction; (13) a material adverse change in the condition of Comerica or Fifth Third; (14) the extent to which Comerica’s or Fifth Third’s businesses perform consistent with management’s expectations; (15) Comerica’s and Fifth Third’s ability to take advantage of growth opportunities and implement targeted initiatives in the timeframe and on the terms currently expected; (16) the inability to sustain revenue and earnings growth; (17) the execution and efficacy of recent strategic investments; (18) the timing and impact of Comerica’s Direct Express transition; (19) the impact of macroeconomic factors, such as changes in general economic conditions and monetary and fiscal policy, particularly on interest rates; (20) changes in customer behavior; (21) unfavorable developments concerning credit quality; (22) declines in the businesses or industries of Comerica’s or Fifth Third’s customers; (23) the possibility that the combined company is subject to additional regulatory requirements as a result of the proposed Transaction of expansion of the combined company’s business operations following the proposed Transaction; (24) general competitive, political and market conditions and other factors that may affect future results of Comerica and Fifth Third including changes in asset quality and credit risk; (25) security risks, including cybersecurity and data privacy risks, and capital markets; (26) inflation; (27) the impact, extent and timing of technological changes; (28) capital management activities; (29) competitive product and pricing pressures; (30) the outcomes of legal and regulatory proceedings and related financial services industry matters; and (31) compliance with regulatory requirements. Any forward-looking statement made in this communication is based solely on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except to the extent required by law. These and other important factors, including those discussed under “Risk Factors” in Comerica’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000028412/000002841225000108/cma-20241231.htm), and in Fifth Third’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000035527/000003552725000079/fitb-20241231.htm), as well as Comerica’s and Fifth Third’s subsequent filings with the SEC, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Comerica and Fifth Third disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

Fifth Third intends to file a registration statement on Form S-4 with the SEC to register the shares of Fifth Third common stock that will be issued to Comerica stockholders in connection with the proposed Transaction. The registration statement will include a joint proxy statement of Comerica and Fifth Third that also constitutes a prospectus of Fifth Third. The definitive joint proxy statement/prospectus will be sent to the stockholders of Comerica and shareholders of Fifth Third in connection with the proposed Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING COMERICA, FIFTH THIRD, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Comerica or Fifth Third through the website maintained by the SEC at https://www.sec.gov or by contacting the investor relations department of Comerica or Fifth Third at:

Comerica Inc.	Fifth Third Bancorp
Comerica Bank Tower 1717 Main Street, MC 6404	38 Fountain Square Plaza MD 1090FV
Dallas, TX 75201	Cincinnati, OH 45263
Attention: Investor Relations	Attention: Investor Relations
InvestorRelations@comerica.com (833) 571-0486	IR@53.com (866) 670-0468

Before making any voting or investment decision, investors and security holders of Comerica and Fifth Third are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed Transaction. Free copies of these documents may be obtained as described above.

PARTICIPANTS IN THE SOLICITATION

Comerica, Fifth Third and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Comerica and shareholders of Fifth Third in connection with the Transaction under the rules of the SEC. Information regarding the directors and executive officers of each of Comerica and Fifth Third is set forth in (i) Comerica’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings entitled “Information about Nominees and Other Directors”, “Director Independence”, “Transactions with Related Persons”, “Compensation Committee Interlocks and Insider Participation”, “Compensation of Directors”, “Proposal 3 Submitted for your Vote – Non-Binding, Advisory Proposal Approving Executive Compensation”, “Pay Versus Performance”, “Pay Ratio Disclosure” and “Security Ownership of Management”, which was filed with the SEC on March 17, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000028412/000002841225000135/cma-20250313.htm, and (ii) Fifth Third’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings entitled “Board of Directors Compensation”, “Compensation Discussion and Analysis”, “Human Capital and Compensation Committee Report”, “Compensation of Named Executive Officers”, “CEO Pay Ratio”, “Pay vs Performance”, “Company Proposal No. 2: Advisory Vote on Compensation of Named Executive Officers (Item 3 on Proxy Card)” and “Compensation Committee Interlocks and Insider Participation”, which was filed with the SEC on March 4, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000035527/000119312525045653/d901598ddef14a.htm. To the extent holdings of each of Comerica’s or Fifth Third’s securities by its directors or executive officers have changed since the amounts set forth in Comerica’s or Fifth Third’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=35527&owner=exclude, and at https://www.sec.gov/edgar/browse/?CIK=28412&owner=exclude.

Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents through the website maintained by the SEC at https://www.sec.gov.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.